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On February 20, 1998, Safety-Kleen Corp. issued                       EXHIBIT 41
the following Press Release:


                                                         News Release


               SAFETY-KLEEN ANNOUNCES CONFIRMATION OF FINANCING
                    ARRANGEMENTS FOR SK PARENT CORP. MERGER

     ELGIN, Ill. -- February 20, 1998 -- Safety-Kleen Corp. (NYSE:SK) today announced that it is pleased with SK Parent Corp's announcement that financing arrangements required to consummate the merger are in place and again urged shareholders to vote in favor of the $27 per share all-cash merger proposal from SK Parent Corp. Safety-Kleen indicated there is no guarantee of what value shareholders would receive, or when they would receive it, if holders of two-thirds of the shares do not vote in favor of the merger.

     Donald W. Brinckman, Chairman of the Board and Chief Executive Officer, said "With the announcement by the principals of SK Parent Corp. that financing to complete the merger is in place, we are asking shareholders to vote for a transaction that means $27 cash without any of the risks of stock ownership associated with Laidlaw Environmental's part stock/part cash offer."

     The text of Brinckman's letter to shareholders follows:

     "The special meeting of Safety-Kleen shareholders is only days away, and your Board of Directors believes that the choice is simple:

 . A vote FOR SK Parent Corp.'s $27 per share all-cash merger is a vote for a transaction that locks in the money without any of the risks of stock ownership associated with Laidlaw Environmental's ("LLE") part-stock/part-cash offer.

 . A failure to vote FOR the SK Parent Corp. $27 per share all-cash merger gives no guarantees.

     "Unless the holders of two thirds of the shares vote in favor of the SK Parent Corp. merger, there is no guarantee of what value shareholders would receive, or when they would receive it.

     "Today, the principals of SK Parent Corp. announced that the financing to complete the merger is in place. All that is needed for you to receive cash is a vote FOR the merger agreement by holders of two-thirds of the shares. Following that vote, we would expect to close the merger within approximately two weeks after receiving the inspector of election's certification of the voting results.

     "As we detailed in our last letter to you, your Board of Directors is convinced that the SK Parent $27 per share all-cash offer is preferable to LLE's unsolicited part stock/part cash offer. We are convinced that LLE cannot achieve more than approximately $28 million in synergies without a significant reduction in service quality, revenue and profit. This is nowhere near the $100 million to $130 million in synergies that LLE claims.

                               You Must Act Now!
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     "Regardless of how many shares you own, your vote is extremely important.
FAILURE TO VOTE IS THE SAME AS VOTING NO. I urge you to vote for the SK Parent $27 per share all-cash offer by signing, dating and promptly mailing the enclosed GOLD-STRIPED card.

     "Sign and date and return the GOLD-STRIPED card even if you have already sent in another card. Only your latest signed and dated proxy card counts. Do not sign any proxy card sent to you by Laidlaw Environmental. Sign and date and return the GOLD-STRIPED card even if you are planning to attend the February 25 special meeting.

Sincerely,

Donald W. Brinckman
Chairman of the Board

     Safety-Kleen is an environmental and industrial service company dedicated to helping nearly 400,000 industrial and automotive customers recycle and process their waste streams.

                                    --30--

For Information, Contact:

     Maureen Fisk
     Safety-Kleen Corp.
     847/468-2452